

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 30, 2018

<u>Via E-mail</u>
Mr. Richard H. Fearon
Chief Financial and Planning Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland D04 Y0C2

    RE: **Eaton Corporation plc**
            Form 10-K for the Year Ended December 31, 2016
            Filed February 22, 2017
            File No. 0-54863

Dear Mr. Fearon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction